

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2015

Via E-mail
Dr. Kelvin Okamoto
President and Chief Executive Officer
Gen3Bio, Inc.
4000 W. 106th Street, Suite 125
Carmel, Indiana 46032

> **Re:** **Gen3Bio, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 4, 2015**
> **File No. 333-199963**

Dear Dr. Okamoto:

We have reviewed your registration statement and have the following comment.

<u>General</u>

1. We note your response to comment 6 in our letter dated December 3, 2014. We also note your disclosure in your "Involvement in Legal Proceedings" section. Please revise to identify all other registration statements of companies for which Michael Okada, Frederick Courouble, Frederic Scheer, Craig Wynn or Ideal Ventures Fund, LLC may be considered to be a control person or a promoter of the company and expand your disclosure to comply with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S-K.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-mail</u>
Lance Brunson, Esq.